Filed pursuant to Rule 433
Registration Statement No. 333-137902
Dated February 28, 2008

Release

DEUTSCHE BANK TO ISSUE THREE EXCHANGE-TRADED NOTES LINKED TO
THE DEUTSCHE BANK LIQUID COMMODITY INDEX- OPTIMUM YIELD GOLDTM

NEW YORK, February 28, 2007 – Deutsche Bank today announced that it will issue three Exchange-Traded Notes (ETNs) linked to the Deutsche Bank Liquid Commodity Index - Optimum Yield GoldTM that will be traded on the NYSE Arca, listed as follows:

DB Gold Double Short ETN	(NYSE Arca: DZZ)
DB Gold Double Long ETN	(NYSE Arca: DGP)
DB Gold Short ETN	(NYSE Arca: DGZ)

The ETNs will be the first to offer investors short or leveraged exposure to gold: the DB Gold Double Short ETNs offer investors exposure to two times the monthly inverse performance of the gold index plus a monthly T-Bill index return; the DB Gold Double Long ETNs offer investors exposure to two times the monthly performance of the gold index plus a monthly T-Bill index return; and the DB Gold Short ETNs offer investors exposure to the monthly inverse performance of the gold index plus a monthly T-Bill index return. All of the securities are subject to an investor fee.

Each of the three ETNs are senior unsecured obligations of Deutsche Bank. Each security being offered has separate terms and offers investors a different type of monthly exposure to a total return version of the Deutsche Bank Liquid Commodity Index – Optimum Yield GoldTM. Investors can subscribe to any of the three offerings. Deutsche Bank will issue the securities in denominations of $25.

“We are thrilled to issue three ETNs which will allow investors a simple way to take a leveraged or short view on the price of gold,” said Kevin Rich, Managing Director in Deutsche Bank’s Global Markets Investment Products group. “We are committed to creating innovative commodity investment products for all investors.”

For more information, please visit: www.dbfunds.db.com/notes.

For further information please call:
Renee Calabro                        +1-212-250-5525
Media Relations

About Deutsche Bank
Deutsche Bank is a leading global investment bank with a strong and profitable private clients franchise. A leader in Germany and Europe, the bank is continuously growing in North America, Asia and key emerging markets. With 78,291 employees in 76 countries, Deutsche Bank offers unparalleled financial services throughout the world. The bank competes to be the leading global provider of financial solutions for demanding clients creating exceptional value for its shareholders and people.

www.db.com

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and this pricing supplement if you so request by calling toll-free 1-877-369-4617.